Exhibit 99.1

NEWS

Starfield Resources Appoints
Chief Financial Officer

Toronto, Ontario – September 14, 2007 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced the appointment of Greg Van Staveren, CA, CPA as Chief Financial Officer.

Mr. Van Staveren comes to Starfield from Strategic Financial Services, a private consulting firm of which he is President.  Previously, he was a partner in the mining group of KPMG and VP Finance and CFO of MartinRea International Inc.  Mr. Van Staveren sits on the boards of directors of several private and public companies, three of which are mining firms traded on the TSX and TSX Venture Exchange.

In addition to administering the financial affairs and strategic planning of Starfield, Mr. Van Staveren will assist in arranging financing of the development of the Company’s Ferguson Lake property in Nunavut.

“I am very pleased to welcome Mr. Van Staveren to Starfield,” said André Douchane, President and Chief Executive Officer.  “Greg’s extensive financial and mining industry experience will be of considerable value to the company as we continue to execute our growth strategy.”

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com

This news release may contain forward-looking statements, including those describing Starfield’s future plans and the expectations of management that a stated result or condition will occur.  Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of Starfield and its management.

www.starfieldres.com

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